Subject: Test send - Own the Company Behind Lumohs
Date: Tuesday, February 24, 2026 at 11:12:56 AM Eastern Standard Time
From: Marketing Email Preview Send
To: Steven Hacker

External (noreply@hubspot.com)

Report This Email YCG Email Protection

Hi Steven,
You may already be using Lumohs in your treatment room — or considering it.

Lumohs was built to solve everyday frustrations:
• Touchless blade changing system
• Built-in illumination
• Safer workflow for staff
• Clearer visibility

Now, for the first time, estheticians can own part of the company behind it.

We've opened a community investment round specifically so professionals in the treatment room can participate as we scale.

Reservations start at $100.
No funds are collected until the round officially opens.

For estheticians who choose the $500 level, we include a thank-you perk:

✔ **Equity ownership in Nano Surgical**

✔ **Lumohs Pro Kit (two reusable illuminated handles, retail value $299)**

If you believe in the direction Lumohs is heading, this is an opportunity to move from user to owner.

You can review the details here: wefunder.com/lumohs

Warm regards,

Steven

Steven M. Hacker, MD

Founder & CEO

TTW (testing-the-waters) disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Nano Surgical, LLC, 230 George Bush Blvd. Suite B, Delray Beach, FL 33444, United States

Manage preferences